Exhibit 99.1

Alexco Announces Year-end 2019 Results

(All amounts in CDN$ unless otherwise indicated)

March 11, 2020 - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) (“Alexco” or the “Company”) today reports financial results for the quarter and year ended December 31, 2019 (“Q4 2019” and “FY 2019”, respectively). For Q4 2019 Alexco reported a net loss of $6.3 million (“M”), or ($0.06) per share. For FY 2019 Alexco recorded a net loss of $8.9 M or ($0.08) per share. The Company’s net cash position and working capital at December 31, 2019 were $6.8 M and $10.1 M, respectively. Alexco Environmental Group (“AEG”), a wholly owned subsidiary of Alexco, recorded revenues of $29.2 M and a gross profit of $6.1 M during FY 2019.

On February 14, 2020 AEG was subsequently sold to AEG management for consideration of $13.35 M (see press release dated February 18, 2020 entitled “Alexco Divests Subsidiary Environmental Business AEG”). All amounts below include results from AEG operations.

FY 2019 Highlights

CORPORATE

•	Overall, Alexco reported a net loss of $8.9 M, or $(0.08) per share for the year ended December 31, 2019 including non-cash cost adjustments of $2.3 M compared to a loss of $8.5 M, including non-cash cost adjustments of $2.6 in 2018. The difference in operating loss was due to non-cash adjustments resulting from the treatment of the embedded derivative on the Wheaton Precious Metals streaming agreement, share-based compensation expense, deferred income tax expense and a reduction in Alexco Environmental Group (“AEG”) profitability in 2019.

•	The Corporation’s cash and cash equivalents at December 31, 2019 totaled $6.8 M compared to $8.6 M at December 31, 2018, while net working capital totaled $10.1 M compared to $10.2 M at December 31, 2018. The Corporation’s restricted cash and deposits at December 31, 2019 totaled $2.8 M compared to $2.7 M at December 31, 2018.

•	On February 14, 2020 the Corporation entered into a share purchase agreement (the “Share Purchase Agreement”) for the sale of AEG, to AEG’s executive management (“AEG Management”) led by AEG’s President (a related party due to the AEG President being a key member of management of Alexco). Under the terms of the Share Purchase Agreement, AEG Management purchased all of the shares of AEG in consideration for payment to Alexco of $13.35 M. On closing of the transaction, AEG Management paid $12.1 M in cash, with the balance of $1.25 M payable pursuant to a promissory note that matures on February 14, 2021. Alexco retained ownership of Elsa Reclamation & Development Company (“ERDC”) and will execute the clean-up of historical mines in the District under its existing contractual arrangement with the Federal Government of Canada.

•	On June 7, 2019, the Corporation completed a bought deal public offering and issued 6.5 M common shares at a price of US$1.00 (C$1.33) per share for aggregate gross proceeds of US$6.5 M (C$8.6 M) for net cash proceeds of US$5.8 M (C$7.7 M).

•	On April 23, 2019 the Corporation completed a private placement, on a bought deal basis, of 1,842,200 flow-through common shares at a price of $1.90 per share for gross proceeds of $3.5 M.

MINE OPERATIONS AND EXPLORATION

•	The Corporation announced the results of an independent pre-feasibility study on its 100% owned Keno Hill Silver project (see press release dated March 28, 2019 entitled “Alexco Announces Positive Pre-Feasibility Study for Expanded Silver Production at Keno Hill Silver District”) and on May 8, 2019, and as amended February 13, 2020, the Corporation released an independent technical report, effective as of March 28, 2019, entitled “NI 43-101 Technical Report Prefeasibility Study of the Keno Hill Silver District Project Yukon Territory, Canada” (the “PFS”).

•	The Corporation completed the planned surface capital construction activities at the Bermingham deposit consistent with work outlined in the PFS, including installation of the underground production-related portal, construction of a lined treatment pond, initial construction of a coarse ore storage pad and upgrading of existing haul roads.

•	During FY, 2019, Alexco completed an 8,333 meter (“m”) surface exploration diamond drilling program focused on potential resource expansion and deeper targets in the vicinity of the Bermingham deposit “Bermingham Deep”, as well as following up on reconnaissance drilling from the 2018 program. Initial results from exploration at Bermingham Deep were announced in September 2019, with the remainder of the results released in December 2019.

•	Alexco has the requisite permits and authorizations for development and future ore production from the Bellekeno, Flame & Moth, Lucky Queen, and Onek deposits. Amendment of the Corporation’s Quartz Mining Licence (“QML”) was completed in the fourth quarter of 2019, which incorporates the Bermingham deposit into the mine plan. Alexco is in the final steps of renewing the Water Use Licence (“WUL”) having completed the public hearing in mid-February 2020 and expects the granting of WUL renewal late in the first quarter of 2020. Once renewed the WUL will authorize the use of water and deposition of waste from mining and milling operations at the Bermingham, Flame & Moth, Bellekeno and Lucky Queen (and Onek) deposits for a period of 15 years

ALEXCO ENVIRONMENTAL GROUP (“AEG”)

•	AEG recognized revenues of $29.2 M for the year ended December 31, 2019 for a gross profit of $6.1 M achieving a gross margin of 21%, compared to revenues of $19.9 M for 2018 for a gross profit of $6.1 M achieving a gross margin of 30%. AEG recognized an operating loss before taxes for the year ended December 31, 2019 of $1.4 M. The gross profit margin percentage declined in 2019 primarily due to a scale-up of the overall business as well as the use of third party contractors to complete construction of a larger water treatment system complex in Ontario and two new longer-term projects coming online, which incurred higher than normal up-front costs.

Financial Results

SELECTED ANNUAL CONSOLIDATED INFORMATION

	As at and for the year ended December 31
(expressed in thousands of Canadian dollars, except per share amounts)	2019	2018	2017

Revenue	29,206	19,880	10,732
Gross profit	6,076	6,052	4,000

Net loss	(8,915)	(8,501)	(7,813)
Loss per share:
Basic	$(0.08)	$(0.08)	$(0.08)
Diluted	$(0.08)	$(0.08)	$(0.08)
Total assets	145,353	133,018	122,324
Total long-term liabilities	11,967	8,384	5,669

2020 Outlook

KENO HILL DEVELOPMENT

The Flame & Moth production decline is completed to 452 m and requires an additional 336 m of ramp and infrastructure development to reach the first ore level access at the Lightning Zone. In addition, a 100 m ventilation raise to surface will be required before commercial ore production can be achieved. Completion of the remaining ramp development, raise, and infrastructure will commence in Phase II of the development strategy once a positive production decision is made.

The Bermingham deposit has underground development totaling 550 m of decline and supporting development completed. Approximately 210 m of ramp and infrastructure development remains to be driven to reach the first ore level access. In addition, a 170 m ventilation raise to surface will be required before commercial ore production can be achieved. Completion of the remaining ramp development, raise and infrastructure will commence in Phase II of the development strategy once a positive production decision is made.

PERMITTING UPDATE

As of December 31, 2019, Alexco had the requisite permits and authorizations for development and future ore production from the Flame & Moth, Bermingham, Bellekeno, Lucky Queen, and Onek deposits.

Alexco is in the final steps of amending and renewing the primary WUL for mine-related activity in the District. Apublic hearing was held in mid-February 2020 and the Company expects the granting of the WUL renewal late in the first quarter of 2020. Once renewed, the WUL will authorize the use of water and deposition of waste from mining and milling operations at the Bermingham, Flame & Moth, Bellekeno and Lucky Queen (and Onek) deposits for a period of 15 years.

2020 EXPLORATION PROGRAM

In 2020, Alexco is planning a $3.5 M, 11,500 m surface exploration drilling program incorporating both diamond and rotary air blast drilling as follows:

•	The program will primarily focus on the Bermingham Deep target area, where exploration drilling in 2019 successfully confirmed the presence of wide, high-grade mineralization at depth below the Bermingham resource. The 2020 drilling program at the Bermingham Deep target will focus on previously proven targeting criteria and testing of a gently east-plunging stratigraphic-structural intersection that is thought to strongly influence the distribution of mineralization. The objective of the initial deep drilling program is to test for any significant expansion of the Bermingham resource. A successful program may provide the basis to launch a large-scale infill program either later in 2020 or in 2021.

•	Further drilling is also planned at the Inca prospect, a 2019 discovery with significant silver grades at relatively shallow depths (see news release dated December 4, 2019 “Alexco Discovers New Zone of Silver Mineralization, 3.7 Kilometers Northeast of Bermingham Deposit, Composite Assays to 832 Grams Per Tonne Silver over 7.4 Meters True Width”). The focus will be to define and extend the mineralized zone, which is untested over a total strike length of 800 m and is open at depth.

•	In addition to core drilling at the Bermingham deposit and the Inca prospect, the 2020 program will continue with generative drill exploration initially using a low impact rotary air blast drill, as there are numerous shallow drill targets in the District identified from aerial geophysics surveys. Additional airborne geophysics will also be completed over other areas of the District, as this has become an important component in targeting mineralized structures, especially for generative work in areas of cover.

Alexco’s Chairman and Chief Executive Officer, Clynt Nauman, commented, “2019 was a pivotal year for Alexco. The sale of AEG to AEG Management was consistent with our continued goal to increase shareholder value and to focus on mining activities, while retaining our interest in ERDC. In our mining business, during the year we completed construction of surface infrastructure activities, advanced permitting and carried out a successful exploration program. In 2020 we continue to advance the project by making key hires on our mining team, ordering long lead-time mining equipment in order to position Alexco for a positive production decision and maintain our schedule for production in 2020, subject to the granting of the WUL and market conditions. In the meantime, we prepare to launch our 2020 exploration program to follow on last year’s success at the Bermingham ‘deep target’ and the newly discovered Inca Vein. I look forward to continued delivery of results as we move toward becoming Canada’s only primary silver mine in 2020.”

Financial Report

Full details of the financial and operating results for the Q4 2019 and FY 2019 are described in Alexco’s consolidated financial statements for the years ended December 31, 2019 and 2018 with accompanying notes and related management’s discussion and analysis. These documents and additional information Alexco, including its annual information form, are available on Alexco’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference Call for FY 2019 Results

Alexco is holding an audio webcast conference call to discuss these results at 11:30 a.m. Eastern (8:30 a.m. Pacific) on Thursday, March 12, 2020. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610

Dial from outside Canada or the US:	1-604-638-5340

Conference ID#:	Ask to join the Alexco conference call

Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District in Canada’s Yukon Territory. Alexco has a long history of expanding Keno Hill’s mineral resources through successful exploration and is currently advancing a development plan for the District. In 2019, the Company published a positive pre-feasibility study that estimates production of 1.12 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits. Alexco is in the final phase of the permitting process and is currently advancing key surface infrastructure while it awaits the final permit to make a positive construction decision.

Further information about the project, including the effective date of the estimates and summary of assumptions, parameters and risks relating to mineral resources, mineral reserves and the pre-feasibility study, can be found in Alexco’s technical report entitled “"NI 43-101 Technical Report on Preliminary Feasibility Study of the Keno Hill Silver District Project, Yukon Territory, Canada” filed on May 8, 2019 as amended February 14, 2020 that is available on Alexco’s profile on Sedar at www.sedar.com.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577
Email: kcordero@alexcoresource.com

www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning Alexco. Forward-looking statements include, but are not limited to, statements with respect to payment to Alexco of future consideration for the sale, future mine construction and development activities. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, those matters identified in is continuous disclosure filings. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.